UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AVOLON HOLDINGS LIMITED

(Ticker: AVOL / Cusip: G52237107)

(Name of Subject Company (Issuer))

GLOBAL AVIATION LEASING CO., LTD.,

an indirect wholly-owned subsidiary of

BOHAI LEASING CO., LTD.

(Names of Filing Persons (Offerors))

Common Shares, Par Value $0.000004 Per Share

(Title of Class of Securities)

Global Aviation Leasing Co., Ltd.

c/o Corporate Secretary,

HNA Plaza, 20/F, 26 Xiaoyun Road

Chaoyang District, Beijing

The People’s Republic of China 100125

Telephone: +1-86-10-5758-3682

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Pran Jha

Ted Kamman

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Telephone: (312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$428,628,772.00	$49,806.66

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 16,485,722 common shares of Avolon Holdings Limited, par value $0.000004 per common share, which represents 20.0% of 82,428,607 shares outstanding as of July 1, 2015 (based on information provided by Avolon Holdings Limited) at a purchase price of $26.00 in cash per share.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D filed on July 23, 2015 by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company, Bohai Leasing Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China, and HNA Group Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China.

CUSIP No. G52237107

1.	Name of Reporting Person: Global Aviation Leasing Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,485,722 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,485,722 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,485,722 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.0% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of 16,485,722 Common Shares (“Shares”) of Avolon Holdings Limited (the “Issuer”) referred to herein is being reported hereunder solely because Global Aviation Leasing Co., Ltd. (“Offeror”) may be deemed to have beneficial ownership of such shares as a result of the matters described in the Offer to Purchase (as defined below). Neither the filing of this Schedule TO (as defined below) nor any of its contents shall be deemed to constitute an admission by Offeror that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by Offeror.
(2)	The percentage calculation is based on 82,428,607 Shares outstanding as of July 1, 2015 (based on the representation by the Issuer in the Investment Agreement (as defined in the Offer to Purchase)).

CUSIP No. G52237107

1.	Name of Reporting Person: Bohai Leasing Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,485,722 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,485,722 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,485,722 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.0% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of 16,485,722 Common Shares (“Shares”) of Avolon Holdings Limited (the “Issuer”) referred to herein is being reported hereunder solely because Bohai Leasing Co., Ltd. (“Parent”) may be deemed to have beneficial ownership of such shares as a result of the matters described in the Offer to Purchase (as defined below). Neither the filing of this Schedule TO (as defined below) nor any of its contents shall be deemed to constitute an admission by Parent that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by Parent.
(2)	The percentage calculation is based on 82,428,607 Shares outstanding as of July 1, 2015 (based on the representation by the Issuer in the Investment Agreement (as defined in the Offer to Purchase)).

CUSIP No. G52237107

1.	Name of Reporting Person: HNA Group Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,485,722 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,485,722 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,485,722 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.0% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of 16,485,722 Common Shares (“Shares”) of Avolon Holdings Limited (the “Issuer”) referred to herein is being reported hereunder solely because HNA Group Co., Ltd. (“HNA Group”) may be deemed to have beneficial ownership of such shares as a result of the matters described in the Offer to Purchase (as defined below). Neither the filing of this Schedule TO (as defined below) nor any of its contents shall be deemed to constitute an admission by HNA Group that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by HNA Group.
(2)	The percentage calculation is based on 82,428,607 Shares outstanding as of July 1, 2015 (based on the representation by the Issuer in the Investment Agreement (as defined in the Offer to Purchase)).

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”) and an indirect wholly-owned subsidiary of Bohai Leasing Co., Ltd., a limited company existing under the laws of the People’s Republic of China (“Parent”), to purchase a number of common shares, par value $0.000004 per share (“Shares”), of Avolon Holdings Limited, a Cayman Islands exempted company (the “Company”), equal to 20.0% of the issued and outstanding Shares as of immediately prior to the expiration time of the Offer (as defined below), rounded up to the nearest whole Share, for $26.00 per Share, in cash, without interest thereon, less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 31, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal to tender Shares (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated July 31, 2015.

(a)(1)(B)	Form Letter of Transmittal to Tender Common Shares.

(a)(1)(C)	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement dated July 31, 2015, published in Investor’s Business Daily.

(a)(1)(F)	Joint Press Release dated July 14, 2015.

(a)(1)(G)	Deposit Escrow Agreement, by and among the Company, Offeror, Hong Kong Bohai Leasing Asset Management Corp., Ltd., and Citibank, N.A., dated as of July 22, 2015.

(d)(A)	Investment and Tender Offer Agreement, dated as of July 14, 2015, by and among Avolon Holdings Limited, Bohai Leasing Co., Ltd. and Global Aviation Leasing Co., Ltd.

(d)(B)	Agreement to Tender, dated as of July 14, 2015, by and among Global Aviation Leasing Co., Ltd. and certain shareholders of Avolon Holdings Limited party thereto.

(d)(C)	Form of Amended and Restated Shareholders’ Agreement of Avolon Holdings Limited

Item 13.	Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLOBAL AVIATION LEASING CO., LTD.

By:	/s/ Jin Chuan
Name: Jin Chuan
Title: Director

BOHAI LEASING CO., LTD.

By:	/s/ Jin Chuan
Name: Jin Chuan
Title: Vice Chairman

Date: July 31, 2015

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated July 31, 2015.

(a)(1)(B)	Form Letter of Transmittal to Tender Common Shares.

(a)(1)(C)	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement dated July 31, 2015, published in Investor’s Business Daily.

(a)(1)(F)	Joint Press Release dated July 14, 2015.

(a)(1)(G)	Deposit Escrow Agreement, by and among the Company, Offeror, Hong Kong Bohai Leasing Asset Management Corp., Ltd., and Citibank, N.A., dated as of July 22, 2015.

(d)(A)	Investment and Tender Offer Agreement, dated as of July 14, 2015, by and among Avolon Holdings Limited, Bohai Leasing Co., Ltd. and Global Aviation Leasing Co., Ltd.

(d)(B)	Agreement to Tender, dated as of July 14, 2015, by and among Global Aviation Leasing Co., Ltd. and certain shareholders of Avolon Holdings Limited party thereto.

(d)(C)	Form of Amended and Restated Shareholders’ Agreement of Avolon Holdings Limited